SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2018

 IRSA Propiedades Comerciales S.A.
(Exact name of Registrant as specified in its charter)

IRSA Commercial Properties Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA Propiedades Comerciales S.A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the letter dated October 30, 2018, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

On behalf of IRSA PROPIEDADES COMERCIALES SA, below is a summary of the resolutions adopted at the General Ordinary and Extraordinary Shareholders’ Meeting held on October 29, 2018:

ITEM ONE: APPOINTMENT OF TWO SHAREHOLDERS TO SIGN THE MEETING’S MINUTES
The meeting approved by unanimous vote that the representatives of shareholders ANSES FGS and IRSA Inversiones y Representaciones Sociedad Anónima (IRSA) approve and sign the minutes of the Shareholders’ Meeting.

ITEM TWO: CONSIDERATION OF DOCUMENTS CONTEMPLATED IN PARAGRAPH 1, SECTION 234, OF THE GENERAL COMPANIES LAW No. 19,550 FOR THE FISCAL YEAR ENDED JUNE 30, 2018.
The meeting approved by majority of votes all the documents required under Section 234, paragraph 1, of the General Companies Law for the fiscal year ended June 30, 2018.

ITEM THREE: CONSIDERATION OF ALLOCATION OF NET INCOME FOR THE FISCAL YEAR ENDED JUNE 30, 2018 FOR $15,099,937,650. DISTRIBUTION OF A CASH DIVIDEND FOR UP TO $545,000,000.
The meeting approved by majority of votes:
(I) To allocate the sum of $545,000,000 as cash dividends.
(II) To delegate to the Board of Directors the power to implement its payment to the shareholders, within the terms set forth in the applicable laws, as well as the proceedings relating to and implementation of the payment of such dividend to the ADR holders. As concerns local shareholders who are holders of common shares, it was approved that they be given the option to collect their ratable portion of such dividends in U.S. dollars instead of doing so in Argentine Pesos, to which end they shall give notice of their option to Caja de Valores S.A. until November 8, 2018, provided that in the case of payment of such dividend in U.S. dollars, the conversion value to U.S. Dollars will be set considering the Peso/U.S. Dollar seller exchange rate for wire transfers quoted by Banco de la Nación Argentina at the close of business of the trading day immediately preceding the date such dividends are made available in Argentine Pesos in Argentina.
(III) To allocate the balance of $14,554,937,650 to set up a special reserve, which may be used for future dividends the Company may decide to pay during this fiscal year (2018-2019), for the development of projects and businesses aligned to the Company’s business plan or for fulfilling existing commitments, delegating to the board of directors the implementation of the actions necessary to allocate the proceeds to any of such purposes.

ITEM FOUR: CONSIDERATION OF ALLOCATION OF RETAINED EARNINGS FOR $15,478,896,227.
The meeting approved by majority of votes the allocation of retained earnings for $15,478,896,227 to set up a Special Reserve which may be used for future dividends the Company may decide to pay during this fiscal year (2018-2019), for the development of projects and businesses aligned to the Company’s business plan or for fulfilling existing commitments, delegating to the board of directors the implementation of the actions necessary to allocate the proceeds to any of such purposes.

ITEM FIVE: CONSIDERATION OF BOARD OF DIRECTORS’ PERFORMANCE FOR THE FISCAL YEAR ENDED JUNE 30, 2018.
The meeting approved by majority of votes the performance of each of the Board members and the regular directors who are also members of the audit and executive committees as concerns the activities developed during fiscal year 2018, with the applicable legal abstentions.

ITEM SIX: CONSIDERATION OF SUPERVISORY COMMITTEE’S PERFORMANCE FOR THE FISCAL YEAR ENDED JUNE 30, 2018.
The meeting approved by majority of votes the Supervisory Committee’s performance during fiscal year 2018.

ITEM SEVEN: CONSIDERATION OF COMPENSATION FOR $156,652,008 PAYABLE TO THE BOARD OF DIRECTORS FOR THE FISCAL YEAR ENDED JUNE 30, 2018.
The meeting approved by majority of votes the sum of $156,652,008 payable to the Board of Directors as total compensation, for the fiscal year ended June 30, 2018, which amount is within the limits imposed under Section 261 of General Companies Law No. 19,550, taking into account the directors’ responsibilities, the time devoted to the discharge of professional duties, the results of their performance, the specific technical tasks developed in controlled companies and their professional skills and market value of the services rendered. In addition, it approved that the Board be empowered (i) to allocate and distribute such compensation sum in due course in accordance with the specific duties discharged by its members; and (ii) to make monthly advance payments of fees contingent upon the resolution to be adopted at the next ordinary shareholders’ meeting.

ITEM EIGHT: CONSIDERATION OF COMPENSATION FOR $900,000 PAYABLE TO THE SUPERVISORY COMMITTEE FOR THE FISCAL YEAR ENDED JUNE 30, 2018.
The meeting resolved by majority of votes to pay $900,000 to the Supervisory Committee as aggregate fees for the tasks discharged during fiscal year ended June 30, 2018, and to delegate to the Supervisory Committee the power to allocate such amount among its individual members.

ITEM NINE: CONSIDERATION OF APPOINTMENT OF REGULAR AND ALTERNATE DIRECTORS FOR A TERM OF THREE FISCAL YEARS DUE TO EXPIRATION OF TERM.
The meeting resolved by majority of votes that the appointment of Messrs. Alejandro Gustavo ELSZTAIN and Fernando Adrián ELSZTAIN, as non-independent regular directors, and of Mr. Leonardo Fabricio FERNÁNDEZ, as independent regular director, be renewed for a term of three fiscal years; and to appoint Messrs. Mauricio Elías WIOR and Salvador Darío BERGEL as non-independent alternate directors, putting on record that independent or non-independent Regular and Alternate Directors, as described above, qualify as such under the terms of Section 11, Article III, Chapter III, Title II, of the Rules of the Argentine Securities Commission (2013 revision).

ITEM TEN: APPOINTMENT OF REGULAR AND ALTERNATE MEMBERS OF THE SUPERVISORY COMMITTEE FOR A TERM OF ONE FISCAL YEAR.
The meeting resolved by majority of votes to appoint Messrs. José Daniel ABELOVICH, Marcelo Héctor FUXMAN and Noemí Ivonne COHN as Regular Statutory Auditors and Messrs. Alicia Graciela Rigueira, Gastón Damián LIZITZA and Roberto Daniel MURMIS as Alternate Statutory Auditors for a term of one fiscal year, noting that all the nominees qualify as independent in compliance with the CNV rules, although they have provided remunerated professional assistance in connection with subsidiary companies under the scope of Section 33 of the General Companies Law No. 19,550. Furthermore, the meeting resolved to authorize the appointed statutory auditors to participate in the supervisory committees of other companies, pursuant to the provisions of Section 273 and Section 298, General Companies Law, provided that they comply with their confidentiality duty, as required in their capacity as such.

ITEM ELEVEN: APPOINTMENT OF CERTIFYING ACCOUNTANT FOR THE NEXT FISCAL YEAR.
The meeting approved by majority of votes (a) to appoint the following firms as certifying accountants (a) PRICEWATERHOUSE&Co. member of PriceWaterhouseCoopers for the 2018/2019 fiscal year, with Walter Rafael Zablocky acting as Regular Independent Auditor, and Mariano Carlos Tomatis as Alternate Independent Auditor; and (b) Abelovich Polano & Asociados, with José Daniel Abelovich acting as Regular Independent Auditor and Roberto Daniel Murmis and Noemí Ivonne Cohn as Alternate Independent Auditors.

ITEM TWELVE: CONSIDERATION OF APPROVAL OF COMPENSATION FOR $15,320,990 PAYABLE TO CERTIFYING ACCOUNTANT FOR THE FISCAL YEAR ENDED JUNE 30, 2018.
The meeting approved by majority of votes that a compensation of $15,320,990 be paid to the Certifying Accountant for its tasks developed during fiscal year ended June 30, 2018.

ITEM THIRTEEN: AMENDMENT TO THE COMPANY’S BYLAWS TO COMPLY WITH NEW STATUTORY PROVISIONS. ANALYSIS OF AMENDMENTS.
The meeting approved by majority of votes (i) the amendments to the Company’s Bylaws, the texts of which, in comparative format for a better understanding of the amendments introduced, were submitted in due time to the Argentine Securities Commission and to Bolsas y Mercados Argentinos S.A.; and (ii) the transcription into the shareholders’ meeting minutes of a comparative chart, including the current text in its left column and the revised text in the right column.

ITEM FOURTEEN: CONSIDERATION OF CREATION OF A NEW GLOBAL NOTE PROGRAM FOR THE ISSUANCE OF SIMPLE, NON-CONVERTIBLE NOTES, SECURED OR UNSECURED OR GUARANTEED BY THIRD PARTIES, FOR A MAXIMUM OUTSTANDING AMOUNT OF UP TO US$ 600,000,000 (SIX HUNDRED MILLION U.S. DOLLARS) (OR ITS EQUIVALENT IN OTHER CURRENCIES), PURSUANT TO THE PROVISIONS OF NEGOTIABLE OBLIGATIONS LAW NO. 23,576, AS AMENDED AND SUPPLEMENTED (THE “PROGRAM”), DUE TO FORTHCOMING EXPIRATION OF THE CURRENT PROGRAM AND AS A POTENTIAL LIABILITY MANAGEMENT TRANSACTION AND/OR TO ATTRACT NEW FINANCIAL RESOURCES.
The meeting resolved by majority of votes (I) the creation of a new Global Note Program for the Issuance of simple, non-convertible Notes, secured or unsecured or guaranteed by third parties, for a maximum outstanding amount of up to US$ 600,000,000 (six hundred million U.S. dollars) or its equivalent in other currencies, pursuant to the provisions of Negotiable Obligations Law No. 23,576, as amended by Productive Financing Law No. 27,440, and as further amended and supplemented; and (II) the possibility of incurring indebtedness for the same amount under the Frequent Issuer Regime, subject to the terms thereof.

ITEM FIFTEEN: CONSIDERATION OF (I) DELEGATION TO THE BOARD OF DIRECTORS OF THE BROADEST POWERS TO DETERMINE ALL THE PROGRAM’S TERMS AND CONDITIONS NOT EXPRESSLY APPROVED BY THE SHAREHOLDERS’ MEETING AS WELL AS THE TIME, AMOUNT, TERM, PLACEMENT METHOD AND FURTHER TERMS AND CONDITIONS OF THE VARIOUS SERIES AND/OR TRANCHES OF NOTES ISSUED THEREUNDER; (II) AUTHORIZATION FOR THE BOARD OF DIRECTORS TO (A) APPROVE, EXECUTE, GRANT AND/OR DELIVER ANY AGREEMENT, CONTRACT, DOCUMENT, INSTRUMENT AND/OR SECURITY RELATED TO THE CREATION OF THE PROGRAM AND/OR THE ISSUANCE OF THE VARIOUS SERIES AND/OR TRANCHES OF NOTES THEREUNDER; (B) APPLY FOR AND SECURE AUTHORIZATION BY THE ARGENTINE SECURITIES COMMISSION TO CARRY OUT THE PUBLIC OFFERING OF SUCH NOTES; (C) AS APPLICABLE, APPLY FOR AND SECURE BEFORE ANY AUTHORIZED SECURITIES MARKET OF ARGENTINA AND/OR ABROAD THE AUTHORIZATION FOR LISTING AND TRADING SUCH NOTES; AND (D) CARRY OUT ANY PROCEEDINGS, ACTIONS, FILINGS AND/OR APPLICATIONS RELATED TO THE CREATION OF THE PROGRAM AND/OR THE ISSUANCE OF THE VARIOUS SERIES AND/OR TRANCHES OF NOTES UNDER THE PROGRAM; AND (III) AUTHORIZATION FOR THE BOARD OF DIRECTORS TO SUB-DELEGATE THE POWERS AND AUTHORIZATIONS REFERRED TO IN ITEMS (I) AND (II) ABOVE TO ONE OR MORE OF ITS MEMBERS, COMPANY’S MANAGERS OR THE PERSONS IT DETERMINES IN ACCORDANCE WITH CURRENT LAWS AND REGULATIONS.
The meeting approved by majority of votes (i) to delegate to the Board of Directors the broadest powers (a) to determine the terms and conditions of the Program and of the issuance under the frequent issuer regime, as applicable, pursuant to the provisions of the Negotiable Obligations Law No. 23,576, as amended by Productive Financing Law No. 27,440, and as further amended and supplemented, including the power to determine the amount thereof within the maximum amounts approved by the shareholders’ meeting; (b) to approve and execute all the agreements and documents related to the Program and the issuance under the frequent issuer regime, and the issuance of each series and/or tranche of notes thereunder; and (c) to determine the time and currency of issuance, term, price, form and conditions of payment, type and rate of interest, use of proceeds and further terms and conditions of each series and/or tranche of notes issued under the Program and of the issuance under the frequent issuer regime; (ii) to authorize the Board of Directors (a) to approve, execute, grant and/or deliver any agreement, contract, document, instrument and/or security related to the creation of the Program and/or the issuance under the frequent issuer regime and/or the issuance of the various series and/or tranches of notes issued thereunder as deemed necessary by the Board of Directors or as required by the Argentine Securities Commission, the securities markets of Argentina and/or abroad, Caja de Valores S.A. and/or other comparable agencies; (b) to apply for and secure before the Argentine Securities Commission the authorization for the public offering of such notes; (c) as applicable, to apply for and secure before any competent agency or authorized securities exchange of Argentina and/or abroad the authorization for listing and trading such notes; and (d) to take any action, carry out any proceedings, make any filings and/or take any steps in connection with the Program and/or the issue under the frequent issuer regime and/or the issuance of the various series and/or tranches of notes under the Program and/or the frequent issuer regime; and (iii) to authorize the Board of Directors to sub-delegate the powers and authorizations referred to in paragraphs (i) and (ii) above to one or more of its members, Company managers or the persons it determines in accordance with current laws and regulations.

ITEM SIXTEEN: AUTHORIZATIONS.
The meeting approved by unanimous vote to appoint attorneys-at-law María Laura Barbosa, Lucila Huidobro, Paula Pereyra Iraola, Pablo Larrañaga, María Florencia Vega, Paola Licandro and Ms. Andrea Muñoz so that, acting individually and separately, they shall carry out all and each of the proceedings for securing the relevant registrations of the preceding resolutions with the Argentine Securities Commission, the Superintendency of Corporations, and any further national, provincial or municipal agencies that may be applicable, with powers to sign briefs, accept and implement changes, receive notices, answer objections, file and withdraw documents, sign official notices, and take all further actions that may be necessary.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Propiedades Comerciales S.A.

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible of relationship with the markets
Dated: October 31, 2018